SEC  1746 (11-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                          ---------------------
                                  UNITED STATES           OMB APPROVAL
                             SECURITIES AND EXCHANGE      ---------------------
                                   COMMISSION             OMB Number:
                             Washington, D.C. 20549       3235-0145
                                                          ---------------------
                                                          Expires: December 31,
                                  SCHEDULE 13D            2005
                                                          ---------------------
                                                          Estimated average
                                                          burden hours per
                                                          response. . 11
                                                          ---------------------

                   Under the Securities Exchange Act of 1934

                   ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP
                   -------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   005017 10 8
                                   -----------
                                 (CUSIP Number)


                                G. Brent Backman
              1440 Blake Street, Suite 310, Denver, Colorado 80202
                                 (720) 932-9395
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 29, 2004
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 005017 10 8                13D
          -----------


(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    GDBA Investments, LLLP
-------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group* (a) G
                                                      (b) G

-------------------------------------------------------------------------------

(3) SEC Use Only

-------------------------------------------------------------------------------

(4) Source of Funds*

    PF
-------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    None
-------------------------------------------------------------------------------

(6) Citizenship or Place of Organization

    Colorado
-------------------------------------------------------------------------------

Number of Shares                    (7) Sole Voting Power
Beneficially Owner
by Each Reporting                       10,557,500 Common Shares
Person                              -----------------------------------------

                                    (8) Shared Voting Power

                                        10,557,500 Common Shares
                                    -----------------------------------------

                                    (9)  Sole Dispositive Power

                                         10,557,500 Common Shares
                                    -----------------------------------------

                                    (10)  Shared Dispositive Power

                                          170,000 Common Shares
                                    -----------------------------------------

                                    (11) Aggregate Amount Beneficially Owned by
                                         Each Reporting Person

                                         10,557,500 Common Shares
                                    -----------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11)

     65.8%
-------------------------------------------------------------------------------

(14)  Type of Reporting Person

      OO
-------------------------------------------------------------------------------



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


Item 1.  Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock $0.001 par value (the "Shares") of ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP., a Colorado corporation (the "Company"). The address of the Company's principal executive office is 1440 Blake Street, Suite 310, Denver, Colorado 80202.

Item 2.  Identity and Background

(a) This statement is being filed on behalf of GDBA Investments, LLLP (the "Reporting Person"). The Reporting Person is taking the action discussed herein.

(b) The business address of the Reporting Person is 1440 Blake Street, Suite 310, Denver, Colorado 80202.

(c) The Reporting Person is a limited liability partnership organized under the laws of the State of Colorado.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f)      The Reporting Person is a United States entity.


Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the activity disclosed herein was a cash investment into the Company.

Item 4.  Purpose of Transaction

GDBA Investments, LLLP acquired the Shares for cash from personal funds as a long-term investment in the Company. The Shares were acquired in May, 2003 as a part of the initial capitalization of the Company. GDBA Investments, LLLP intends to hold the Shares indefinitely. There are no current agreements to sell any Shares. GDBA Investments, LLLP may purchase additional shares in the open market from time to time to increase its ownership of the Company.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5.  Interest in Securities of the Issuer



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


(a) The Reporting Person is the record and beneficial owner of 10,557,500 shares of Common Stock, constituting approximately 65.8% of the shares of Common Stock to be outstanding as of the date upon which all shares have been issued.

(b) The Reporting Person has sole voting power with respect to 10,557,500 shares of Common Stock. The Reporting Person has sole dispositive power with respect to 10,557,500 shares of Common Stock and shared dispositive power with respect to 170,000 Shares owned in the name of GDBA RE One, LLC.

(c) Other than as disclosed above in Item 4, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) Other than the affiliated companies of the Reporting Person, no other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Item 4, the Reporting Person has not entered into any contractual relationships with respect to any securities of the issuer.

Item 7.  Material to Be Files as Exhibits

None.






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



                                    Signature


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                  GDBA Investments, LLLP

   10/29/04                        ///Signed///
--------------                    -----------------------
    Date                          G. Brent Backman
                                  General Partner










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